

February 29, 2012

Via E-mail
Daniel A. Bergeron
Chief Financial Officer
RBC Bearings Incorporated
One Tribology Center
Oxford, Connecticut 06478

> **Re: RBC Bearings Incorporated**
> **Form 10-K for Fiscal Year Ended April 2, 2011**
> **Filed May 27, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed July 27, 2011**
> **Form 8-K Filed on September 13, 2011**
> **Response dated February 16, 2012**
> **File No. 0-51486**

Dear Mr. Bergeron:

We have reviewed your response letter dated February 16, 2012, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended April 2, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

1. We note the draft disclosure you provided in response to comment 3 in our letter dated February 2, 2012. We appreciate the draft analysis provided for operating income at the segment level. Please enhance the draft disclosure to address the following in future filings:
   - Please quantify each of the factors discussed as materially impacting operating income. Please refer to comment 1 in our letter dated February 2, 2012, and your corresponding response.
   - Please ensure your discussion and analysis of operating income at the consolidated level includes those factors that negatively impacted results in addition to the factors that

positively impacted results. In this regard, the only factor disclosed as negatively impacting results is the expansion costs for your large bearing product lines, even though two of your four business segments had operating income margins that did not increase.

- Please explain why SG&A as a percentage of net sales declined.
- Please expand upon your discussion and analysis of Plain Bearings segment to explain why volume and pricing increases positively impacted operating income margin. In this regard, the margin increased significantly for fiscal year 2011 as compared to fiscal year 2010 without sufficient analysis to fully understand why.
- Please explain why the operating margins for Roller Bearings segment slightly declined for fiscal year 2011 as compared to fiscal year 2010.
- Please explain why the decline in volume for the Ball Bearings segment caused operating income margins to decline at such a significant rate.
- For the Other segment, please explain why the increase in volume caused operating income margin to increase at such a significant rate.
- We note that your primary raw material is stainless steel, which you note on page 19 of your Form 10-K has increased over the last seven years. We further note that you typically pass through these costs to your customers; however, there can be a lag of up to three months or more. To the extent that your operating income margin has been negatively impact by raw material costs during any interim or annual period, quantified disclosure should be provided in future filings.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 22
Annual Incentive Compensation, page 24

2. We note the draft disclosure provided in response to comment 10 of our letter dated February 2, 2012. However, based on your disclosure, it remains unclear how the payouts for the executive officers in charge of operating segments were calculated. For example, we note that Mr. Crainer earned 140% of the targeted amount under element one, 100% of the targeted amount under element two, and 33% of the targeted amount under element three. According to your revised disclosure, Mr. Crainer is eligible to earn up to 60% of base salary under element one alone where achievement is equal to 120% of plan. In this case, it appears that because he earned 140% under element one, he would have earned 60% of base salary under element one alone, and his total payout would be well in excess of 60% of base salary. However, according to the revised disclosure, his bonus awarded represented only 62% of his base salary. Please provide us with revised disclosure showing how the overall payout was calculated for the named executive officers aside from the CEO and CFO. Further, we note that the base salaries you list in your revised disclosure are different than the base salaries provided in your Summary Compensation Table. Please tell us the reason for the discrepancy.

3. We note that your named executive officers were awarded additional discretionary bonuses for 2011. However, we note that you have included the total amounts of the discretionary bonuses in the "Non-Equity Incentive Plan Compensation" column of the Summary

Compensation Table. Please advise us as to why you believe these amounts should be considered non-equity incentive plan compensation, or, alternatively, please report such amounts in the "Bonus" column in future filings. See Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations.

Form 8-K Filed on September 13, 2011

4. It does not appear that you have amended your Form 8-K filed on September 13, 2011, to report your decision regarding the frequency of say-on-pay votes. The amended Form 8-K is generally required to be filed within 150 days after the stockholder meeting. Please advise.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney at (202) 551-3442, or in her absence, Craig E. Slivka, Special Counsel, at (202) 551-3729, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief